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Exhibit 26(q)

Description of Prudential's Issuance, Transfer
and Redemption Procedures for Group
Variable Universal Life Insurance Contracts
Pursuant to Rule 6e-3(T)(b)(12)(iii)

This document sets forth the administrative procedures that will be followed by The Prudential Insurance Company of America ("Prudential") in connection with the issuance of Certificates ("Certificates") to persons participating ("Participants") in its Group Variable Universal Life Insurance Contract ("Contract"), the transfer of assets held thereunder, and the redemption by Participants of their interests in Certificates.

I.	Procedures Relating to Issuance of the Certificates

A. Premiums and Underwriting Standards

Premiums for a Certificate under a Contract will not be the same for all Participants that purchase such a Certificate. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that the Participant pays a premium commensurate with the mortality risk of Participants in the Contract as actuarially determined utilizing factors such as age, smoking status (in some cases), prior experience of the group, and industry. A uniform premium for all covered persons under all Contracts would discriminate unfairly in favor of those covered persons representing greater risks. However, under a given Contract for a given face amount of insurance, Certificates issued with respect to covered persons in a given risk classification will have the same premium rates.

The underwriting standards followed by Prudential are similar to those followed in connection with the offer and sale of non-variable life insurance, modified where necessary to meet the requirements of the federal securities laws.

B. Application, Enrollment Form and Initial Premium Processing

Once an application for a Contract is approved by Prudential, Prudential will issue a Contract to the employer or other contractholder as of the Contract Date. The same date in each month as the Contract Date is the Contract Monthiversary, and Prudential will make monthly deductions for the cost of insurance and administrative charges on each Contract Monthiversary If we have not received the premium payment within 30 days of the Contract Monthiversary, we will then attempt to deduct the premium payment from the Certificate Fund.

Upon receipt of a completed enrollment form from a prospective Participant, Prudential may follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed covered person is insurable. In some cases this will involve only evaluation of the answers to the questions on the enrollment form and will not include a medical examination. In other cases, the process may involve such verification procedures as medical examinations and may require that further information be provided about the proposed covered person before a determination can be made.

Insurance coverage under a Certificate will become effective on the next Contract Monthiversary after the enrollment form has been approved. In some cases, amounts over a certain limit may require additional verification procedures and/or further information. In such cases these additional amounts will become effective on the next Contract Monthiversary after such additional information is received, procedures are completed, and amounts approved. If this determination is completed after the 19th of the month for an association group, then it will be effective with the second Contract Monthiversary.

Prudential and each group agrees to a date as of which the insurance age of the proposed covered person is determined each year based upon the rules in the Contract. The Certificate Date represents the commencement of the suicide and contestable periods for purposes of the Certificate.

Generally, the invested portion of the initial premium will be invested on the Certificate Date in the Prudential Series Fund Money Market Portfolio for 20 days and will then be allocated to the investment options selected by the participant. For association groups, the participant's allocation will not be used until 30 days. Groups that have a Prudential group contract without variable investment options prior to the purchase of this GVUL contract will have the invested portion placed into the General Account instead of the Prudential Series Fund Money Market Portfolio.

C. Premium Processing

Whenever a premium after the initial premium is received, unless the Certificate is in default past its days of grace and assuming that the Certificate has been in effect for at least 30 days or is not subject to state law requiring a full return of premium, Prudential will deduct the Charge for Taxes Attributable to Premiums from the premium payment. What is left will be invested in the selected investment option(s) on the date received in Good Order as described in the prospectus.

D. Reinstatement

The Certificate may be reinstated unless the Certificate has been surrendered for its cash surrender value or used for paid-up insurance. A Certificate will be reinstated upon receipt by Prudential of the appropriate request for reinstatement, production of evidence of insurability satisfactory to Prudential and payment of the amount required to bring the Certificate out of default.

Prudential will treat the amount paid upon reinstatement as a premium. It will deduct the charges deducted from premiums. Generally, Prudential will collect any charges in arrears with the next monthly deductions. The Certificate fund of the Reinstated Certificate will, immediately upon reinstatement, be equal to this net premium payment, plus the cash surrender value of the Certificate immediately before reinstatement. The reinstatement will take effect as of the date the required proof of insurability and payment of the reinstatement amount have been received in Good Order as described in the prospectus.

E. Repayment of Loans

A loan made under a Certificate may be fully repaid with an amount equal to the monies borrowed plus interest which accrues daily, at a fixed rate determined each year by Prudential.

When a loan is made, Prudential will transfer an amount equal to the loan from the investment option(s). Under the fixed-rate loan provision, the amount of Certificate fund attributable to the outstanding loan will be credited with interest at an annual rate of up to 2.00% less than the interest rate on the loan, and Prudential thus will realize the difference between that rate and the fixed loan interest rate, which will be used to cover the loan investment expenses, income taxes, if any, and processing costs.

The balance of a Certificate's loan will be reduced by the amount of any loan repayment. When the loan is less than the amount of Certificate fund attributable to the outstanding loan, any excess will be transferred to the investment option(s) according to the Participant's existing investment allocation instructions.

II. Transfers

The Prudential Variable Contract Account GI-2 ("Account") has subaccounts, each of which is invested in shares of a corresponding portfolio of The Prudential Series Fund, Inc. ("Series Fund"), which is registered under the 1940 Act as an open-end diversified management investment company, or in other fund portfolios (collectively, the "Funds"). In addition, a Fixed Account is available for investment by Participants.

Provided the Certificate is not in default the Participant may, up to 12 times each Certificate Year, transfer amounts among the variable investment options or to the Fixed Account without charge. All or a portion of the amount credited to a subaccount may be transferred.

Once the limit has been reached, additional transfers may be made only with our consent. Currently, we allow additional transfers. After 20 transfers in a Certificate Year, we will accept subsequent transfer requests only if they are in a form acceptable to us, bear an original signature in ink, and are sent to us by U.S. regular mail.

After the Participant has submitted 20 transfers in a Certificate Year, a subsequent transfer request by telephone, fax or electronic means will be rejected, even in the event that it is inadvertently processed.

Currently, certain transfers effected systematically under a dollar cost averaging program described in your prospectus do not count towards the limit of 12 transfers without charge per Certificate Year or the limit of 20 transfers per Certificate Year. In the future, we may count such transfers towards the limit.

In addition, we may restrict the number, timing, and amount of transfers in accordance with our rules if we find the transfer activity to be disruptive to the variable investment option or to the disadvantage of other Participants. We may prohibit transfer requests made by an individual acting under a power of attorney on behalf of more than one Participant.

Transfers among subaccounts will take effect at the end of the valuation period during which a proper transfer request is received in Good Order as described in the prospectus. The request may be in terms of dollars, such as a request to transfer $10,000 from one account to another, or may be in terms of a percentage reallocation among subaccounts. In the latter case, as with premium reallocations, the percentages must be in whole numbers.

With the exception of Contracts sold to associations, transfers from the Fixed Account to other investment options are currently permitted only once each Certificate year. The maximum amount which may currently be transferred out of the Fixed Account each year is the greater of (a) 25% of the amount in the Fixed Account, and (b) $5,000.

III. "Redemption" Procedures: Surrender and Related Transactions

A. Surrender for Cash Surrender Value

If the covered person under a Certificate is alive, Prudential will pay, within seven days, the Certificate's cash surrender value as of the date of receipt of a signed request for surrender in Good Order as described in the prospectus, except that Prudential reserves the right to delay for up to six months the payment of the amount of any cash surrender value allocated to the Fixed Account or with respect to a Certificate in force as paid-up insurance. The Certificate's cash surrender value is computed as follows:

1.	If the Certificate has not lapsed: The cash surrender value is the Certificate fund reduced by any Certificate Debt and any applicable surrender charge.

2.	If the Certificate has lapsed, there will be no cash surrender value.

B. Withdrawal of Excess Cash Surrender Value

A withdrawal may be made if the amount withdrawn is at least $200. There may be a fee of up to the lesser of $20 and 2% of the amount withdrawn for each such withdrawal. An amount withdrawn may not be repaid except as a premium subject to the Contract charges.

Whenever a withdrawal is made, the death benefit payable will immediately be reduced by the amount of the withdrawal paid plus the withdrawal fee. This will not change the face amount of insurance. An amount equal to the reduction in the Certificate fund will be withdrawn from the investment options proportionately, unless a specific allocation is requested by the Participant.

C. Death Claims

Subject to applicable state law, group life insurance benefits are settled through Prudential’s Alliance Account settlement option. The Alliance Account is not available for payments less than $5,000, payments to individuals residing outside the United States and its territories, and certain other payments. These exceptions and where required by applicable state law will be paid by check. Beneficiaries may wish to consult a tax adviser regarding interest earned on the account. There are fees for special services such as stop payment requests. Prudential’s Alliance Account is a registered trademark of The Prudential Insurance Company of America. Once Prudential Insurance approves the claim, we will automatically establish an interest-bearing draft book account in your beneficiary’s name and your beneficiary will have immediate access to the money. Death Benefits may be received by the beneficiary within seven days after receipt of due proof of death of the Covered person and all other requirements necessary to make payment. State insurance laws impose various requirements, such as receipt of a tax waiver, before payment of the death benefit may be made. In addition, payment of the death benefit is subject to the provisions of the Contract regarding suicide and incontestability. In the event Prudential should contest the validity of a death claim, an amount up to the portion of the Certificate Fund in the variable investment options will be withdrawn, if appropriate, and held in Prudential's general account.

The following describes the death benefit if the Certificate is not in default. The death benefit is the face amount, plus the Certificate Fund, less any Certificate Debt and overdue monthly charges. There may be an additional amount payable from an extra benefit added to the Contract by rider.

The death benefit will be increased as necessary to comply with the Internal Revenue Code's definition of "life insurance" under either the "corridor percentage" test or the "cash value accumulation" test. Any death benefit so computed will be adjusted for Certificate Debt and any extra benefits in the same manner as above.

The proceeds payable on death also may include interest as required by state insurance law, if any. The interest rate paid and the time period for which interest is paid may vary by state.
Prudential will make payment of the death benefit out of its General Account, and will transfer assets, if appropriate, from the Separate Account to the General Account in an amount up to the Certificate Fund.

In lieu of payment of the death benefit in a single sum, an election may be made to apply all or a portion of the proceeds under one of the fixed benefit settlement options or, with the approval of Prudential, a combination of options. The election may be made by the Participant during the covered person's lifetime, or, at death, by the beneficiary. An option in effect at death may not be changed to another form of benefit after death. We will furnish, upon request, details of the settlement options at the time the Participant or their beneficiary wishes to take advantage of one of the optional modes of settlement.

D. Default and Options on Lapse

A Certificate is generally in default on any Contract Monthiversary on which the Certificate Fund is insufficient to pay the monthly cost of insurance and administrative charges. The Contracts provide for a grace period commencing on the Contract Monthiversary on which the Certificate goes into default and extending to the later of 61 days from the date of default or 30 days from the mailing date of the notice of default. Some groups may request a longer grace period, and Prudential may agree to a current grace period longer than 61 days from the date of default or 30 days from the mailing date of the notice of default. The insurance coverage continues in force during the grace period, but if the Covered person dies during the grace period, any charges due during the grace period are deducted from the amount payable to the beneficiary.

E. Loans

The Certificate provides that a Participant may take out a loan at any time a loan value is available. The Participant may borrow money on completion of a form satisfactory to Prudential. The Certificate is the only security for the loan. Disbursement of the amount of the loan will be made upon receipt of the form at Prudential. The investment options will be debited in the amount of the loan on the date the form is received. The percentage of the loan withdrawn from each investment option will normally be equal to the percentage of the value of such assets held in the investment option. A Participant may borrow up to the Certificate's loan value. The loan value (before any applicable transaction charge) at any time is 90% (or higher where required by state law) of the Certificate Fund from which sum is subtracted any existing loan with accrued interest and the next month's charges. Some certificates may have a minimum loan amount. The loan provision is described in the prospectus.

A loan does not affect the amount of any premiums due. When a loan is made, the Certificate Fund is not reduced, but the value of the assets relating to the Certificate held in the investment option(s) is reduced. Accordingly, the daily changes in the cash surrender value will be different from what they would have been had no loan been taken. Cash surrender values and the death benefit are thus permanently affected by any Certificate Debt, whether or not repaid.

The face amount is not affected by the Certificate Debt if premiums are duly paid. However, on settlement the amount of any Certificate Debt is subtracted from the insurance proceeds. If Certificate Debt ever becomes equal to or more than what the cash surrender value would be if there was no Certificate Debt, the Certificate will go into default and will lapse unless payment of an amount sufficient to end the default is made within the grace period.